UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

January 13, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Octavian Global Technologies, Inc.
File No. 333-146705 - CF#22849

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     Octavian Global Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 5, 2008.

     Based on representations by Octavian Global Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.16	through November 5, 2018
Exhibit 10.17	through November 5, 2018
Exhibit 10.18	through November 5, 2018

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Karen J. Garnett
Assistant Director